SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BALLANTYNE STRONG, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
058516105
(CUSIP Number)

Howard A. Steinberg

c/o Steinberg Capital Management of Nevada, Inc.
2235 E. Flamingo Road, Suite 152

Las Vegas, Nevada 89119
(305) 710-5997

Brandon M. Steinberg

c/o Ballantyne Strong, Inc.

131 Plantation Ridge Drive, Suite 100

Mooresville, North Carolina 28117

(402) 829 9443

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON Howard A. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 728,606*
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 731,606*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 751,606*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

___________

*Includes shares of Common Stock held by trusts for the benefit of family members.

CUSIP No. 058516105	13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Joelle Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 119,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON Brandon M. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 57,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON Steinberg Capital Management of Nevada, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 432,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 432,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 432,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 058516105	13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON Steinberg Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 157,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 157,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 157,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Related Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 125,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON Spirit Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 9 of 21 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154.

Item 2. Identity and Background.

This Statement is filed by (i) Howard A. Steinberg, (ii) Joelle Steinberg, (iii) Brandon M. Steinberg, (iv) Steinberg Capital Management of Nevada, Inc. (“SCMN”), a Nevada corporation, (v) Steinberg Family Limited Partnership, a Nevada limited partnership, (vi) Related Investment Group, LP, a Nevada limited partnership, and (vii) Spirit Investment Group, LP, a Nevada limited partnership.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of SCMN is serving as the general partner of private family investment funds. SCMN is the general partner of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP, the principal business of each of which is to serve as a family investment partnership. Mr. Howard Steinberg’s principal occupation is serving as the President of SCMN. Ms. Steinberg’s principal occupation is to serve as Secretary and Treasurer of SCMN. Mr. Brandon Steinberg’s principal occupation is serving as Financial Analyst of the Company. Messrs. Howard Steinberg and Brandon Steinberg and Ms. Steinberg are U.S. citizens.

The Company reports that it and its subsidiaries engage in diverse business activities including the design, integration and installation of technology solutions for a broad range of applications; development and delivery of out-of-home messaging, advertising and communications; manufacturing of projection screens; and providing managed services including monitoring of networked equipment. The Company reports that it focuses on serving the cinema, retail, financial, and government markets.

The principal business address of SCMN, Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP is 2235 E. Flamingo Road, Suite 152, Las Vegas, Nevada 89119. Mr. Howard Steinberg’s and Ms. Steinberg’s principal business address is 16441 NE 31 Avenue, North Miami Beach, Florida 33160. Mr. Brandon Steinberg’s principal business address is c/o Ballantyne Strong, Inc., 131 Plantation Ridge Drive, Suite 100, Mooresville, NC 28117.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 058516105	13D	Page 10 of 21 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $3,307,221. The source of funds for the shares of Common Stock held by Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP was their working capital. The source of funds for the shares of Common Stock held by Mr. Howard Steinberg and Ms. Joelle Steinberg, directly as tenants in the entirety or through IRAs, was their personal funds. The source of funds for the shares held in family trusts for which Mr. Howard Steinberg is a beneficial owner is the working capital of such trusts. The source of funds for the shares of Common Stock held by Mr. Brandon Steinberg, directly or through an IRA, was his personal funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 751,606 shares of Common Stock, which represents approximately 5.3% of the Company’s outstanding shares of Common Stock.

Each of the Reporting Persons beneficially owns the number of shares of Common Stock set forth in the applicable table set forth on the cover page to this Statement. Mr. Howard Steinberg and Ms. Joelle Steinberg hold shares of Common Stock directly as tenants in the entirety and through IRAs. Mr. Brandon Steinberg holds shares of Common Stock directly and through an IRA. Mr. Howard Steinberg beneficially owns shares held by Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP through his position as President of SCMN, the general partner of such limited partnerships. Mr. Howard Steinberg also beneficially owns shares of Common Stock held in Ms. Joelle Steinberg’s IRA, over which he has voting and dispositive power, shares of Common Stock held in Mr. Brandon Steinberg’s direct account and IRA, over which he has voting and dispositive power, and shares of Common Stock held by family trusts for which he has voting and/or dispositive power. SCMN, as the general partner of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP, may be deemed to be the beneficial owner of the shares of Common Stock held by such limited partnerships.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,236,264 shares of Common Stock reported by the Company as outstanding as of August 1, 2016 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016.

CUSIP No. 058516105	13D	Page 11 of 21 Pages

(b)       Mr. Howard Steinberg has sole voting and dispositive power over shares of Common Stock held by him in an IRA and shared voting and dispositive power over shares held in trusts for the benefit of family members. Mr. Howard Steinberg has shared voting and dispositive power over the shares held by each of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP with such limited partnerships and their general partner as the President of such general partner. Mr. Howard Steinberg and Ms. Joelle Steinberg have shared voting and dispositive power over the shares held by them as tenants in the entirety and in Ms. Steinberg’s IRA, over which Mr. Steinberg has voting and dispositive authority. Mr. Howard Steinberg and Mr. Brandon Steinberg have shared voting and dispositive power over shares of Common Stock held by Mr. Brandon Steinberg directly and through an IRA, over both of which Mr. Howard Steinberg has voting and dispositive authority.

(c)       The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d)       The Reporting Persons beneficially own shares of Common Stock held by other persons or entities, as set forth in this Statement, that have the power to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by such persons or entities.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. 058516105	13D	Page 12 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: September 15, 2016

/s/ Howard A. Steinberg

HOWARD A. STEINBERG

/s/ Joelle Steinberg

JOELLE STEINBERG

/s/ Brandon M. Steinberg

BRANDON M. STEINBERG

STEINBERG CAPITAL MANAGEMENT OF NEVADA, INC.

/s/ Howard A. Steinberg

Howard A. Steinberg
President

STEINBERG FAMILY LIMITED PARTNERSHIP,

by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg

Howard A. Steinberg

President

RELATED INVESTMENT GROUP, LP,

by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg

Howard A. Steinberg

President

SPIRIT INVESTMENT GROUP, LP,

by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg

Howard A. Steinberg

President

CUSIP No. 058516105	13D	Page 13 of 21 Pages

Schedule A

Transactions by the Reporting Persons during the last 60 days:

Steinberg Family Limited Partnership:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
09-14-2016	2,738	$6.24
09-13-2016	10,493	$6.23
09-12-2016	11,769	$6.28
09-12-2016	4,479	$6.03
09-09-2016	9,000	$6.2162
09-09-2016	1,000	$6.13
09-09-2016	900	$6.19
09-09-2016	100	$6.19
09-09-2016	1,000	$6.26
09-08-2016	2,000	$6.3777
09-07-2016	5,200	$6.3498
09-06-2016	4,321	$6.3646
09-02-2016	800	$6.3880
09-02-2016	200	$6.38
09-01-2016	100	$6.34
09-01-2016	100	$6.34
09-01-2016	800	$6.34
09-01-2016	1,000	$6.3920
08-30-2016	1,000	$6.14
07-27-2016	614	$5.1968
07-26-2016	43	$5.16
07-26-2016	200	$5.16
07-26-2016	143	$5.16
07-26-2016	1,000	$5.1620
07-26-2016	1,000	$5.1860
07-26-2016	400	$5.1854
07-26-2016	500	$5.2099
07-26-2016	300	$5.14
07-21-2016	200	$5.24
07-21-2016	200	$5.2104
07-21-2016	22	$5.26
07-21-2016	378	$5.26
07-21-2016	500	$5.3024

CUSIP No. 058516105	13D	Page 14 of 21 Pages

07-21-2016	834	$5.2890
07-21-2016	100	$5.26
07-20-2016	66	$5.28
07-20-2016	200	$5.3250
07-20-2016	300	$5.33
07-19-2016	500	$5.3090
07-18-2016	20	$5.28
07-18-2016	400	$5.28
07-18-2016	100	$5.29
07-18-2016	480	$5.28
07-15-2016	189	$5.26
07-15-2016	100	$5.26
07-15-2016	211	$5.26
07-15-2016	300	$5.2880
07-15-2016	200	$5.3020
07-15-2016	500	$5.2902
07-14-2016	200	$5.3220
07-14-2016	100	$5.3290
07-14-2016	200	$5.3260
07-14-2016	500	$5.2982
07-14-2016	473	$5.24
07-12-2016	100	$5.14
07-11-2016	227	$5.14

CUSIP No. 058516105	13D	Page 15 of 21 Pages

Related Investment Group, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
08-03-2016	900	$5.1499
08-03-2016	100	$5.14
08-03-2016	121	$5.16
08-03-2016	100	$5.16
08-02-2016	17	$5.16
08-02-2016	15	$5.16
08-02-2016	12	$5.16
08-02-2016	110	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	10	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	6	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	100	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16

CUSIP No. 058516105	13D	Page 16 of 21 Pages

08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	100	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	5	$5.16
08-02-2016	6	$5.16
08-02-2016	61	$5.16
08-02-2016	12	$5.16
08-01-2016	25	$5.16
08-01-2016	75	$5.16
08-01-2016	15	$5.16
08-01-2016	40	$5.16
08-01-2016	257	$5.18
07-29-2016	100	$5.21
07-29-2016	100	$5.21
07-28-2016	43	$5.21
07-28-2016	100	$5.21
07-28-2016	200	$5.21
07-28-2016	100	$5.21
07-28-2016	100	$5.21
07-27-2016	285	$5.23
07-27-2016	100	$5.22
07-27-2016	115	$5.19
07-20-2016	34	$5.28
07-20-2016	66	$5.28
07-20-2016	200	$5.28
07-20-2016	100	$5.28
07-20-2016	100	$5.28

CUSIP No. 058516105	13D	Page 17 of 21 Pages

Philip Steinberg Marital Trust UAD 04/25/1984:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
07-14-2016	500	$5.3399
07-14-2016	700	$5.2680
07-14-2016	400	$5.3004
07-14-2016	400	$5.3164
07-14-2016	500	$5.2680
07-14-2016	500	$5.3047
07-14-2016	500	$5.3399
07-14-2016	500	$5.2680

CUSIP No. 058516105	13D	Page 18 of 21 Pages

Howard A. Steinberg:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
08-08-2016	360	$5.24
08-04-2016	37	$5.14
08-04-2016	403	$5.14
08-04-2016	121	$5.11
08-03-2016	879	$5.11
08-02-2016	222	$5.16
08-02-2016	100	$5.16
08-02-2016	5	$5.16
08-02-2016	100	$5.16
08-02-2016	500	$5.16
08-01-2016	68	$5.16
08-01-2016	5	$5.16

CUSIP No. 058516105	13D	Page 19 of 21 Pages

Brandon M. Steinberg:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
9/14/2016	100	$6.16
9/12/2016	700	$6.01
9/12/2016	1,300	$6.01
9/9/2016	1,200	$6.25
9/9/2016	900	$6.25
9/7/2016	1,000	$6.28
9/7/2016	400	$6.31
9/7/2016	600	$6.31
9/6/2016	1,300	$6.40
9/6/2016	300	$6.39
9/6/2016	100	$6.38
9/1/2016	1,200	$6.34
9/1/2016	1,000	$6.39
9/1/2016	221	$6.42
9/1/2016	500	$6.39
9/1/2016	100	$6.35
9/1/2016	500	$6.42
9/1/2016	79	$6.35
9/1/2016	100	$6.35
9/1/2016	500	$6.47
8/31/2016	500	$6.23
8/31/2016	900	$6.25
8/31/2016	100	$6.25
8/31/2016	500	$6.20
8/31/2016	1,000	$6.13
8/30/2016	300	$6.15
8/24/2016	200	$5.75
8/22/2016	500	$5.65
8/19/2016	500	$5.78
8/19/2016	500	$5.77
8/19/2016	1,000	$5.65
8/19/2016	500	$5.63
8/19/2016	500	$5.63
8/19/2016	500	$5.62
8/18/2016	500	$5.71
8/18/2016	500	$5.68

CUSIP No. 058516105	13D	Page 20 of 21 Pages

8/17/2016	330	$5.62
8/17/2016	70	$5.62
8/17/2016	100	$5.56
8/16/2016	18	$5.69
8/16/2016	100	$5.68
8/16/2016	632	$5.67
8/16/2016	500	$5.62
8/15/2016	1,000	$5.55
8/12/2016	300	$5.50
8/12/2016	500	$5.52
8/12/2016	300	$5.49
8/12/2016	200	$5.51
8/11/2016	98	$5.53
8/11/2016	302	$5.50
8/11/2016	100	$5.51
8/11/2016	50	$5.40
8/11/2016	500	$5.40
8/11/2016	500	$5.53
8/10/2016	900	$5.50
8/10/2016	1,000	$5.50
8/10/2016	116	$5.50
8/10/2016	100	$5.50
8/10/2016	100	$5.50
8/10/2016	100	$5.50
8/10/2016	482	$5.50
8/10/2016	100	$5.50

CUSIP No. 058516105	13D	Page 21 of 21 Pages

8/10/2016	2	$5.50
8/10/2016	1,000	$5.50
8/10/2016	500	$5.46
8/9/2016	500	$5.46
8/9/2016	300	$5.28
8/9/2016	100	$5.34
8/9/2016	500	$5.30
8/9/2016	100	$5.25
8/9/2016	21	$5.48